SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April, 2009

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited non-consolidated estimated earnings results for the three months ended March 31, 2008 and 2009 as attached hereto.

ø Attachment :	unaudited non-consolidated estimated statements of income of KEPCO as of and for the three months ended March 31, 2008 and 2009

Disclaimer:

The unaudited, non-consolidated estimated financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the three month period ended March 31, 2008 and 2009 as presented in the attachment hereto (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO as of and for the three months ended March 31, 2009 and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager, Finance Team

Date: April 16, 2009

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the first three months of 2008 and 2009 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a non-consolidated basis based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other independent public accountants. The Information may differ significantly from the actual non-consolidated financial condition and results of operations of KEPCO as of March 31, 2009, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Preliminary NON-CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

As of March 31, 2008 and 2009

(Unit : in billions of Korean Won)	1Q 2009	1Q 2008	Change
Operating revenues:	8,359	8,017	4.3%

Sale of electric power	8,278	7,958	4.0%
Other operating revenues	73	56	30.0%
Revenues for other businesses	8	3	200.0%

Operating expenses:	10,123	8,236	22.9%

Purchased power	8,818	6,979	26.3%
Maintenance	159	149	6.4%
Depreciation	492	472	4.2%
Other operating expenses	643	628	2.4%
Expenses for other businesses	12	8	53.8%

Operating income	-1,764	-219	-705.0%

Non-operating income:	1,138	830	37.1%

Gain on foreign currency transactions and translation	8	1	1400.0%
Investment income from affiliates	983	672	46.2%
Other	148	157	-6.0%

Non-operating expenses:	496	354	40.0%

Interest expenses	256	157	62.6%
Loss on foreign currency transactions and translation	204	129	57.8%
Investment loss from affiliates	20	26	-24.7%
Other	16	41	-60.7%

Earnings before taxes	-1,122	257	-536.9%

Provision for income taxes	-239	-43	456.7%

Net income	-882	300	-394.4%